

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 21, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 19, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Lefteris Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant
Class A ordinary shares included as part of the units
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate effectiveness of the Form 8-A 12(b) and we hereby join in such request.

Sincerely,

William Slattery